Contact: Sophia Shane Corporate Development Tel: (604) 689-7842 Fax: (604) 689-4250	2101, 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 www.intluranium.com

IUC TO ACQUIRE HIGH GRADE URANIUM PROJECT IN WORLD’S LARGEST URANIUM PRODUCING REGION

     October 23, 2003 (IUC — TSX)... International Uranium Corporation (“IUC”) is pleased to announce that it has signed a letter of intent to acquire a 75% interest in the Moore Lake Project, a new high grade uranium project in the southeastern sector of the Athabasca Basin of northern Saskatchewan, a region that hosts the world’s richest uranium reserves. The project is located 35 kilometres southeast of Cameco Corporation’s McArthur River uranium mine, the world’s largest uranium mine with annual capacity of 18 million pounds U3O8, and 40 kilometres northeast of the Key Lake uranium mine. This region fuels well over 10% of the U.S.’ electrical power needs and accounts for 33% of the world’s uranium production. Please see attached map.

The Moore Lake project exhibits typical unconformity-type uranium mineralization in commonly narrow ribbon-like bodies. The high grade discovery was made about a year ago in Hole ML-25 in the Maverick Zone which included an interval grading 12% U3O8 over 0.4 metres (total intercept returned 0.62% U3O8 over 9.1 m). The mineralized samples in this and other holes were also highly anomalous in silver, copper, nickel, lead, cobalt, vanadium, arsenic, zinc and boron — associations unique and common to the large unconformity deposits in the Athabasca Basin such as McArthur River, Cigar Lake, etc. In addition, the association of uranium and these other metals along structures intersected at shallow depths in the sandstone is suggestive of a fertile and extensive mineralizing system at depth.

Lukas Lundin, Chairman of International Uranium, stated: “It’s perfect timing to invest in the Moore Lake project — a project that has all the earmarks of an important uranium discovery. IUC is a good uranium investment vehicle. From all appearances, the uranium market is at the beginning of a major upward trend.”

Drilling and other exploratory work to date at the Moore Lake project indicates a large and well mineralized northeast trending structural corridor offering excellent potential for significant uranium mineralization. In Hole ML-25 in the high grade Maverick Zone, the best grades occurred several metres into the basement. The unconformity, the optimum target, has not yet been tested on this drill section.

The Company is planning an aggressive follow up drill program commencing this fall.

The properties are being optioned from JNR Resources Inc. Upon conclusion of a formal option agreement, IUC will have an option to earn up to a 75% interest in the Moore Lake Uranium Property through aggregate expenditures and investments of Cdn $4.4 million over a period of 4 years. In addition to the Moore Lake project, IUC has signed an option agreement with JNR to acquire a 75% interest in the Lazy Edward Bay Uranium Property, located west of Moore Lake, through expenditures of Cdn $500,000 over a period of 2 years.

The foregoing transactions are subject to all requisite regulatory approvals. Drill results and technical data have been reviewed by Richard Bailes, P.Geo., a Qualified Person pursuant to NI-43-101.

IUC is a uranium producer that holds significant uranium resources in Mongolia and in the U.S. including a fully-permitted 2,000 ton per day uranium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.). The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President

INTERNATIONAL URANIUM CORP.
ATHABASCA BASIN PROPERTIES

NORTHERN TERRITORIES
ALBERTA
MANITOBA
MOORE LAKE PROPERTY
ATHABASCA BASIN
SASKATCHEWAN
Western Craton
Rae Craton
Hearne Craton
Saskatchewan is currently the largest uranium producing region in the world and accounts for more than 33% of annual world uranium production.
Athabasca Basin
Snowbird Tectonic Zone
La Rocque
Eagle Point
McClean Lake
1.2 million lbs. U_3O_8
Cigar Lake
232 million lbs. U_3O_8
permitting
Rabbit Lake Milling
McArthur River (P2N)
457 milion lbs. U_3O_8
Lazy-Edward Bay
Moore Lake
Key Lake Milling
Clearwater
Uranium mines, depleted mines and deposits
Alberta
Saskatchewan
Mudjatik Domain
Wollaston Domain
Peter Lake Domain
Phanerozoic Cover
0
100 km